EXHIBIT 16.1 TO FORM 8-K

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 1, 2010, of Investors Heritage Capital Corporation and are in agreement with the statements contained in the second paragraph of paragraph (a)(i), paragraph (a)(ii), the first, second and fifth sentences of paragraph (a)(iv), and paragraph (a)(v) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control over financial reporting, included in paragraph (a)(iv) on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2008 and 2009 consolidated financial statements.

/s/ Ernst & Young LLP

Cincinnati, Ohio

April 1, 2010